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February 26, 2010

Via EDGAR Correspondence Filing
U.S. Securities and Exchange Commission
Office of Disclosure and Review
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549-0505
Attn: Mr. Brick Barrientos

Clarion Value Fund, Inc. (the “Fund”) Annual N-1A Update

Mr. Barrientos:

The annual update to the Fund’s N-1A is filed herewith.

If you have any questions, please contact me at (212) 848-7669 or my colleague, Nathan J. Greene at (212) 848-4668.

Very truly yours,

/s/ John D. Reiss

John D. Reiss

Enclosure

cc:	Jerry Cammarata (Chief Compliance Officer of the Fund)

Nathan J. Greene (S&S)

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